Uf 5-8-02

02022454

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 49740

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/01 (MM/DD/YY) AND ENDING 01/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G. W. Sherwold Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22994 El Toro Road
(No. and Street)

Lake Forest, (City) CA (State) 92630 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Sherwold (949) 470-0707
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stinchfield & Co.
(Name — *if individual, state last, first, middle name*)

30092 Ivy Glenn Drive, Suite 150 (Address) Laguna Niguel (City) CA (State) 92677 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dale Stinchfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G. W. Sherwold Associates, Inc., as of 01/31/, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

SUE MONLUX
COMM. # 1250735
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
COMM. EXP. JAN. 24, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G. W. SHERWOLD ASSOCIATES, INC.

FINANCIAL STATEMENTS

For The Year Ended January 31, 2002

Stinchfield & Co.

An Accountancy Corporation
Certified Public Accountants

G. W. SHERWOLD ASSOCIATES, INC.

FINANCIAL STATEMENTS

For The Year Ended January 31, 2002

G. W. SHERWOLD ASSOCIATES, INC.

FINANCIAL STATEMENTS

For The Year Ended January 31, 2002

TABLE OF CONTENTS

Stinchfield & Co.

An Accountancy Corporation
Certified Public Accountants

ACCOUNTANTS' AUDIT REPORT

To the Board of Directors
G.W. Sherwold Associates, Inc.
Lake Forest, California

We have audited the accompanying balance sheet of G.W. Sherwold Associates, Inc. as of January 31, 2002 and the related statements of income, stockholders' equity, and cash flows for the year then ended to be filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.W. Sherwold Associates, Inc. as of January 31, 2002, and the results of their operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stinchfield & Company
Stinchfield & Company
Laguna Niguel, California
March 26, 2002

30092 Ivy Glenn Drive, Suite 150, Laguna Niguel, California 92677, (949) 495-2622, Fax (949) 495-0138
Member of California Society of CPAs

G.W. SHERWOLD ASSOCIATES, INC.
BALANCE SHEET
JANUARY 31, 2002

ASSETS

CURRENT ASSETS:				
Cash in bank	$	6,185		
Commission receivable		75,695		
Prepaid taxes		5,452		
TOTAL CURRENT ASSETS			$	87,332
PROPERTY AND EQUIPMENT				
Office furniture		81,606		
Office equipment		67,353		
Computers		27,928		
Leasehold Improvements		9,510		
Less: accumulated depreciation		(134,244)		
				52,153
OTHER ASSETS				
Investments		33,100		
TOTAL OTHER ASSETS				33,100
			$	172,585

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:				
Accounts payable	$	6,695		
Accrued payroll and related liabilities		5,193		
Accrued liabilities		9,112		
TOTAL CURRENT LIABILITIES			$	21,000
COMMITMENTS				
STOCKHOLDERS' EQUITY:				
Common stock; 100,000 shares authorized, 1,010 shares issued and outstanding		1,010		
Additional paid in capital		7,052		
Retained earnings		143,523		
				151,585
			$	172,585

See accountants' report and accompanying notes

G.W. SHERWOLD ASSOCIATES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JANUARY 31, 2002

REVENUES		$ 890,228
OPERATING EXPENSES:		
Salaries and wages	$ 501,896	
Administrative services	127,410	
General and administrative	228,554	
Depreciation and amortization	26,620	
TOTAL OPERATING EXPENSES		884,480
NET INCOME FROM OPERATIONS		5,748
OTHER INCOME (EXPENSE):		
Interest expense		(46)
INCOME BEFORE INCOME TAXES		5,702
INCOME TAX BENEFIT		(4,680)
NET INCOME		$ 10,382

See accountants' report and accompanying notes

G.W. SHERWOLD ASSOCIATES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JANUARY 31, 2002

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE AT JANUARY 31,2001	$ 1,010	$ 7,052	$ 133,141	$ 141,203
NET INCOME	-	-	10,382	10,382
BALANCE AT JANUARY 31, 2002	$ 1,010	$ 7,052	$ 143,523	$ 151,585

See accountants' report and accompanying notes

G.W. SHERWOLD ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JANUARY 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:				
Cash received from customers	$	822,277		
Cash paid to suppliers and employees		(850,943)		
Interest expense		(46)		
Taxes paid		(12,555)		
Net cash used by operating activities			$	(41,267)
CASH FLOWS FROM INVESTING ACTIVITIES:				-
CASH FLOWS FROM FINANCING ACTIVITIES:				-
NET DECREASE IN CASH				(41,267)
CASH AT BEGINNING OF YEAR				47,452
CASH AT END OF YEAR			$	6,185

SUPPLEMENTAL SCHEDULE

Net Income	$	10,382
Adjustments to reconcile to net cash used by operating activities:		
Depreciation		26,620
Increase in accounts receivable		(67,951)
Increase in prepaid taxes		(5,452)
Increase in accounts payable		4,726
Increase in accrued payroll		3,079
Decrease in income taxes		(11,783)
Decrease in accrued liabilities		(888)
Net cash used by operating activities	$	(41,267)

See accountants' report and accompanying notes

G. W. SHERWOLD ASSOCIATES, INC.
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of G. W. Sherwold Associates, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting policies and have been consistently applied in the preparation of the financial statements.

Organization and Nature of Operations

G.W. Sherwold Associates, Inc. is a SEC Registered Investment Advisor and a NASD broker/dealer of securities, in accordance with Section 15(b) of the Securities Exchange Act of 1934, as amended. In May, 1997, it became licensed by the National Association of Securities Dealers. The Company acts as a correspondent with a re-introducing firm that in turn has an agreement with another organization that facilitates clearing transactions (see Note E). Transactions are introduced on a fully disclosed basis, and all books and records pertaining thereto are maintained pursuant to SEC Rule 17a-3 and 17a-4.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Doubtful Accounts

The Company has adopted the allowance for doubtful accounts method of accounting for losses from uncollectible accounts in accordance with generally accepted accounting principles. Under this method, an allowance is provided based on historical experience and management's evaluation of outstanding accounts receivable at the end of each year. The balance in the allowance account is zero at January 31, 2002.

Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method and modified accelerated cost recovery system for financial reporting and federal income tax purposes. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk

The Company minimizes its credit risk associated with cash by utilizing high credit quality financial institutions.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one (and the rule of the "applicable" exchange also provides the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one). At January 31, 2002, the Company had net capital of $66,332, which is $61,332 above the required net capital of $5,000.

NOTE C - INCOME TAXES

The Company is treated as a C corporation under applicable provisions of the Internal Revenue Code. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between using the cash basis method of accounting for income tax reporting and the accrual method of accounting for financial reporting purposes. The deferrred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The benefit for income taxes consists of the following:

	Current
Federal	$ 2,060
State	2,620
	$ 4,680

See accountants' report.

NOTE D - RELATED PARTY TRANSACTIONS

Company leases its office space from an affiliated entity at fair market rates for $6,500 per month. Additionally, the Company has an agreement for the partnership to provide administrative services for approximately $10,300 per month. For the year ended January 31, 2002, rent expense and management fees amounted to $99,200 and $127,410 respectively.

NOTE E - COMMITMENTS AND CONTINGENCIES

The agreement with the re-introducing firm is an open contract without a termination date. Either party may discontinue the relationship at anytime.

NOTE F – INVESTMENTS

NASDAQ has made available to its members shares of stock prior to being publicly traded. As of January 31, 2002 the Company owned 1,000 shares of common stock and warrants for an additional 6,000 shares representing a total investment amount of $33,100.

G.W. SHERWOLD ASSOCIATES, INC.

SCHEDULE 1

STATEMENT OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1

JANUARY 31, 2002

Total Ownership Equity		$ 151,585
Total Non-allowable Assets		85,253
Net Capital		66,332
Less Haircuts		-
Tentative Net Capital		66,332
Minimum Net Capital Required	$ 1,724	
Minimum Dollar Requirement	5,000	
Greater of Minimum Capital Required or Minimum Dollar Requirement		5,000
Excess Net Capital		61,332
Excess Net Capital at 1000% (Net Capital Less 10% of Aggregate Indebtedness)		$ 59,232
Percentage of Aggregate Indebtedness to Net Capital		34.2%

See accountants' report

Schedule II – Computation for Determination Of the Reserve Requirements Under Securities And Exchange Commission Rule 15c3-3 And Information Relating to the Possession of Control Requirements under Securities and Exchange Commission Rule 15c3-3

January 31, 2002

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under Paragraph K(2) (ii) of the rule as all customer transactions are to be cleared through another broker/dealer on a fully disclosed basis.

See accountants' report.

G. W. SHERWOLD ASSOCIATES, INC.

Schedule III – Reconciliation
Pursuant to Securities and Exchange
Commission Rule 17a-5(d) 4

January 31, 2002

The differences between the computation of the net capital included in these financial statements and the net capital computation included in the Company's January 31, 2002 unaudited FOCUS Report filing dated February 13, 2002 are as follows:

Net Capital Computation	Per Audited Financial Statements	Per Focus Report	Net Change
Total Assets	$ 172,585	$ 167,133	$ 5,452
Minus Total Liabilities	21,000	11,783	9,217
Net Worth	151,585	155,350	(3,765)
Less Non-Allowable Assets	85,253	85,253	--
Tentative Net Capital	66,332	70,097	(3,765)
Less Haircuts	--	--	--
Net Capital	66,332	70,097	(3,765)
Minus Net Capital Requirement	5,000	5,000	--
Excess Net Capital	$ 61,332	$ 65,097	$ (3,765)

See accountants' report.

G. W. SHERWOLD ASSOCIATES, INC.

Schedule III – Reconciliation
Pursuant to Securities and Exchange
Commission Rule 17a-5(d) 4

January 31, 2002

(continued)

These differences consist of the following:

Total Assets	
Increase in prepaid taxes	$ 5,452
Total increase in assets	$ 5,452
Total Liabilities	
Increase in accounts payable	$ 6,695
Increase in accrued liabilities	9,112
Decrease in income taxes payable	(11,783)
Increase in payroll taxes payable	5,193
Total increase in liabilities	$ 9,217

See accountants' report.

Stinchfield & Co.

An Accountancy Corporation
Certified Public Accountants

ACCOUNTANTS' INTERNAL CONTROL REPORT

To the Board of Directors
G.W. Sherwold Associates, Inc.
Lake Forest, California

In planning and performing our audit of the financial statements and supplemental schedules of G.W. Sherwold Associates, Inc. for the year ended January 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers to perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with

reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following involving the control environment, accounting system, and control procedures that we consider to be a material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of G.W. Sherwold Associates, Inc., for the year ended January 31, 2002, and this report does not affect our report thereon dated March 26, 2002.

1. Although a general ledger is maintained in-house, the reporting function is performed by an outside accountant using spreadsheet software. In order to maintain a current general ledger, it is recommended that adjustments to the general ledger be provided to G.W. Sherwold Associates by the outside accountant each month and subsequently posted to the Company's general ledger on a monthly basis. The financial statements were difficult to reconcile because of the lack of an audit trail between the two sets of records. The President has indicated that he will work more closely with the Company's accountant to maintain an accurate and integrated general ledger.

30092 Ivy Glenn Drive, Suite 150, Laguna Niguel, California 92677, (949) 495-2622, Fax (949) 495-0138
Members of American Institute of CPAs, California Society of CPAs

To the Board of Directors
G.W. Sherwold Associates, Inc.
March 26, 2002
Page Three

2. In performing the audit, it was necessary to develop current depreciation schedules for the Company. Therefore, it is recommended that an inventory of furniture and equipment items be compiled. Additionally, it is also suggested that all items of furniture and equipment be tagged and that a master listing indicating the date of acquisition, identification of the item, amount, tag number, and date of disposal for each item be maintained.

3. It is suggested that the person responsible for processing the Company's transactions be provided with additional training in order to acquire the skill and knowledge necessary to maintain a complete and accurate set of books and records.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Stinchfield & Co.
Laguna Niguel, California
March 26, 2002